SPARROW GROWTH FUND
                                     Class A
                                     Class C

                          Supplement to the Prospectus
                              Dated January 1, 2003

     The board of trustees of Sparrow Funds has determined to revise the contingent deferred sales charge ("CDSC") imposed on Class C shares of Sparrow Growth Fund (the "Fund"). A CDSC of 2.5% will be assessed on redemptions of Class C shares of the Fund purchased on or after May 1, 2003 if the redemption occurs within two years of purchase.

     The following replaces the section entitled "Fees and Expenses of Investing in the Fund - Shareholder Fees" on page 4 of the Prospectus in its entirety:

  Shareholder Fees (fees paid directly from your investment)1 Class A Class C Maximum Sales Charge (Load) Imposed on Purchases
  (as a percentage of offering price)                            5.75%   NONE
  Maximum Sales Charge (Load) Imposed on Reinvested Dividends    NONE    NONE
  Maximum Deferred Sales Charge (Load) as a percentage of the
  lower of original purchase or redemption proceeds)             NONE2   2.50%3
  Redemption Fee4                                                NONE    NONE

1 Processing organizations (as defined in "Purchases Without a Sales Charge") may impose transactional fees on shareholders.

2 A deferred sales charge of 1.00% is assessed on redemptions of Class A shares that were purchased without an initial sales charge because they were purchases of $1 million or more or purchases by qualified retirement plans with at least 200 eligible employees if the redemption occurs within 18 months of purchase.

3    Imposed on Class C shares redeemed within two years of purchase.

4 A wire transfer fee of $15 is charged to defray custodial charges for redemptions paid by wire transfer. This fee is subject to change.

The following  replaces the first paragraph of "How to Buy Shares - Sales Charge
- Class C Shares" in its entirety:

     Class C shares of the Fund are purchased at the net asset value without deducting a sales charge. The dealer of record receives a payment from the Fund's adviser of 1.50% of the amount you invest in Class C shares. You do not pay an initial sales charge on purchases of Class C shares and all of your purchase payment is immediately invested in the Fund. Class C shares are subject to a CDSC of 2.50% if you redeem the shares within two years of purchase, based on the lower of the shares' cost or current net asset value. Any shares acquired by reinvestment of distributions will be redeemed without a CDSC.





Supplement dated April 22, 2003